UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2026

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Press Releases

On March 9, 2026, Jeffs’ Brands Ltd (the “Company”) issued a press release titled “Jeffs’ Brands: KeepZone AI Enters into Channel Partner Agreement for 4G/5G Infrastructure”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

On March 11, 2026, the Company issued a press release titled “Jeffs’ Brands: KeepZone AI Enters Into Reseller Agreement with D-Fence for Advanced Perimeter Intrusion Detection Solutions”, a copy of which is furnished as Exhibit 99.2 to this Form 6-K.

Special General Meeting

On March 12, 2026, the Company convened its Special General Meeting of Shareholders (the “Special Meeting”); however, it was adjourned for one day to the same time and place due to lack of quorum. Accordingly, the Company’s adjourned Special Meeting will be convened on Friday, March 13, 2026, at 9:00 a.m. (Eastern Time) / 3:00 p.m. (Israel time) and will be held at the Company’s offices, 7 Mezada St. Bnei Brak, 5126112 Israel (the “Adjourned Special Meeting”). If a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matter for which the Special Meeting was convened. Proxy cards delivered for the Special Meeting will be voted at the Adjourned Special Meeting.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341 and File No. 333-293607) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Jeffs’ Brands Ltd, dated March 9, 2026, titled “Jeffs’ Brands: KeepZone AI Enters into Channel Partner Agreement for 4G/5G Infrastructure”.
99.2	Press Release issued by Jeffs’ Brands Ltd, dated March 11, 2026, titled “Jeffs’ Brands: KeepZone AI Enters Into Reseller Agreement with D-Fence for Advanced Perimeter Intrusion Detection Solutions”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: March 11, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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